Longbau Group, Inc.

15/B—15/F Cheuk Nang Plaza

250 Hennessy Road, Hong Kong

July 22, 2014

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Longbau Group, Inc.

Registration Statement on Form S-1

Originally Filed March 14, 2014

File No. 333-194583

Dear Mr. Spirgel:

Longbau Group, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (SEC File No. 333-194583), as amended, to 10:00 AM, Eastern Daylight Time, on July 24, 2014 or as soon thereafter as possible. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Ryan Nail, Company counsel, at (415) 488-5581, if you have any questions or concerns regarding this matter.

Sincerely,

/s/ Tsai Ko
Tsai Ko Chief Executive Officer

cc:	The Nail Law Group